Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO ARTICLES OF INCORPORATION FOR NEVADA PROFIT CORPORATIONS
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.            Name of Corporation: First Quantum Ventures, Inc.

2.            The articles have been amended as follows:

Article I is hereby amended to read as follows:

The name of the corporation is to DiMi Telematics International, Inc.

3.            The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is approximately 82%.

4. Effective date of filing: March 15, 2012

5. Signature:

Barry Tenzer, President